Exhibit 4.1

DESCRIPTION OF REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12

OF THE SECURITIES EXCHANGE ACT OF 1934

(Exhibit pursuant to Item 601(b)(4)(vi) of Regulation S-K)

As of December 31, 2021, the Common Stock (as defined below) of Bank of the James Financial Group, Inc., a Virginia corporation (“Financial,” the “Company,” “we,” “us” or “our”), is the only class of our securities registered under Section 12 of the Securities Exchange Act of 1934.

The following summary description of the material features of the Common Stock of Financial does not purport to be complete, and is subject to, and qualified in its entirety by reference to, Financial’s articles of incorporation and bylaws, each as amended; copies of each of which are filed and incorporated by reference as exhibits to the Annual Report on Form 10-K of which this Exhibit is a part.  For additional information, you should refer to our articles of incorporation and bylaws, the relevant provisions of the Virginia Stock Corporation Act (the “VSCA”), and the relevant provisions of applicable federal laws governing banks and bank holding companies.

General

Financial’s articles of incorporation, as amended, authorize the issuance of 11,000,000 shares of capital stock of the Company, consisting of (a) 10,000,000 authorized shares of common stock, par value $2.14 per share (“Common Stock”), and (b) 1,000,000 authorized shares of preferred stock, par value $2.14 per share (“Preferred Stock”).

To date, our board of directors has not fixed or designated any series of Preferred Stock, and no shares of Preferred Stock are currently outstanding.

Each share of Common Stock has the same relative rights as, and is identical in all respects to, each other share of Common Stock.

The Company’s Common Stock is listed on the NASDAQ Capital Market under the symbol “BOTJ”.

Broadridge Financial Solutions, Inc., 51 Mercedes Way, Edgewood, NY 11717, is the transfer agent and registrar for our Common Stock.

Dividends

Holders of shares of Common Stock are entitled to receive dividends when and as declared by our board of directors out of funds legally available therefore.  Our ability to pay dividends will be dependent on our earnings and financial condition and subject to certain restrictions imposed by state and federal laws.  A Virginia corporation generally may not authorize and make distributions if, after giving effect to the distribution, it would be unable to meet its debts as they become due in the usual course of business or if the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if it were dissolved at that time, to satisfy any preferential rights of shareholders whose rights are superior to the rights of those receiving the distribution.

As a bank holding company, Financial’s ability to pay dividends to our shareholders is affected by the ability of Bank of the James (the “Bank”), Financial’s bank subsidiary, to pay dividends to Financial.  The ability of the Bank to pay dividends to Financial is influenced by, among other things, bank regulatory requirements and capital guidelines.

Voting Rights, Generally

Each share of Common Stock entitles the holder thereof to one (1) vote on all matters upon which shareholders have the right to vote.  A quorum at any meeting of shareholders shall be a majority of the votes entitled to be cast, represented in person or by proxy.  Generally, if a quorum exists, action on a matter is approved by a majority of the votes cast, unless a greater vote is required by law or our articles of incorporation (except that in elections of directors those receiving the greatest number of votes shall be elected even though less than a majority, as noted below).

Election of Directors; No Cumulative Voting

At each meeting of the shareholders of Financial called for the election of directors, shareholders have the right to one (1) vote for each share of Common Stock standing in their name for each director properly nominated.  Directors are elected by a plurality of the votes cast.  There are no cumulative voting rights with respect to the election of directors of Financial.

Classification of Directors

The number of directors of Financial may not be less than five (5) nor more than twenty-five (25).  Directors are divided into three (3) classes (Group I, Group II, and Group III), with each class being as nearly equal in number as possible.  The term of office of each class of directors is three (3) years and staggered, such that the term of office of one given class of directors shall expire each year when their respective successors have been duly elected and qualified.

Liquidation Rights

In the event of our liquidation, dissolution, or winding up, the holders of shares of our Common Stock shall be entitled to ratably receive, in cash or in kind, our assets available for distribution remaining after payment or provision for payment of our debts and liabilities and distributions or provision for distributions to holders of any shares of Preferred Stock that may be issued and outstanding having preference over shares of our Common Stock.

No Preemptive or Conversion Rights

Holders of shares of our Common Stock do not have any preemptive rights to purchase additional shares of our Common Stock, nor are there any conversion or redemption rights associated with shares of our Common Stock.

Calls and Assessments

All of the issued and outstanding shares of our Common Stock are nonassessable and noncallable.

Certain Anti-Takeover Effects

Certain provisions of Financial’s articles of incorporation and bylaws may be deemed to have an anti-takeover effect and could operate to discourage attempts to acquire control of Financial.  Such provisions also may render the removal of one or all of our directors more difficult or deter or delay corporate changes of control and takeover attempts which have not been approved by our board of directors.  These provisions include the following:

Staggered Board;  Removal of Directors – As  noted above, our articles of incorporation divide Financial’s board of directors into three (3) classes of directors serving staggered three-year terms.  As a result, only approximately one-third of our board of directors will be elected at each annual meeting of shareholders.  In addition, under our bylaws, a director may be removed by shareholders only for cause, and only upon the affirmative vote of a majority of the shares that would entitled to be cast at an election of directors, at a meeting of shareholders called and noticed expressly for such purpose.  The staggered classification of our board of directors and the limitations on removal of directors, together with the provision in our bylaws that permits the remaining directors to fill any vacancies arising on the board of directors, may have the effect of making it more difficult for shareholders to change the composition of the board of directors.  As a result, at least two annual meetings of shareholders may be required for shareholders to change a majority of the directors, whether or not a change in the board of directors would be beneficial and whether or not a majority of shareholders believe such a change would be desirable.

Variability of Board Size  – Our bylaws require that our board be composed of a minimum of five (5) and a maximum of twenty-five (25) directors; and we currently have twelve (12) directors.  However, within this range, the exact number of directors constituting the board may be determined from time to time by resolution of our board of directors.  Accordingly, our directors have authority to increase the size of the board, up to twenty-five (25) directors.  Under our bylaws, any vacancies on our board of directors, including any new director positions resulting from an expansion of our board of directors, may be filled by a majority of the directors then in office, even if less than a quorum.  As a result, if faced with an attempt to take control of the board, our directors may increase the size of the board and install directors opposed to the hostile takeover attempt.

No Cumulative Voting – As noted above, our articles of incorporation do not permit shareholders any right to cumulative voting in the election of our directors.  The absence of cumulative voting may afford anti-takeover protection by making it more difficult for a  shareholder to elect one or more nominees opposed by our board of directors.

Special Meetings of Shareholders – Under our bylaws, special meetings of shareholders may be called only by the Chairman of our board of directors, our Chief Executive Officer, our President, our Secretary or our entire board of directors.  As a result, these provisions may impede or preclude shareholders, as well as any third party, from bringing a matter before a special meeting of shareholders unless they are able to persuade one of these officers or a majority of the board of directors to call a special meeting.

Authorized but Unissued Shares – The authorized but unissued shares of our Common Stock and Preferred Stock will be available for future issuance without shareholder approval.  These additional shares may be used for a variety of corporate purposes, including future private or public offering to raise additional capital, corporate acquisitions, and employee benefit plans.  The existence of authorized but unissued and unreserved shares of Common Stock and Preferred Stock may enable our board of directors to issue shares to persons friendly to current management, which could render more difficult or discourage any attempt to obtain control of us by means such as a proxy contest, tender offer, or merger, and thereby protect the continuity of the Company’s management.

Undesignated Preferred Stock – Similarly, under our articles of incorporation, our board of directors is authorized to create and issue from time to time, without shareholder approval, up to an aggregate of 1,000,000 shares of Preferred Stock in one or more series, and to establish the number of shares of any series of Preferred Stock and fix the designations, powers, preferences and rights of the shares of each series.  Accordingly, our board of directors, without shareholder approval, may authorize the issuance of one or more series of Preferred Stock with voting and conversion rights that could proportionately reduce, minimize or otherwise adversely affect the voting power of holders of our Common Stock and, under certain circumstances, have the effect of delaying, deferring or preventing an attempt by others to gain control of the Company.

Supermajority Voting – The VSCA provides that, unless a corporation’s articles of incorporation provide for a higher or lower vote, certain significant corporate actions must be approved by the affirmative vote of the holders of more than two-thirds of the votes entitled to be cast on the matter.  Corporate actions requiring a two-thirds vote include: (i) adoption of plans of merger or exchange; (ii) sales of all or substantially all of a corporation’s assets other than in the ordinary course of business; and (iii) adoption of plans of dissolution.    The VSCA provides that a corporation’s articles of incorporation may increase the vote required to approve these actions or decrease the required vote to not less than a majority of the votes entitled to be cast.    Our articles of incorporation provide that these transactions must be approved by the vote of at least a majority of all the votes entitled to be cast on such transaction by each voting group entitled to vote at a meeting at which a quorum of the voting group is present, provided that the transaction has been approved and recommended by at least two-thirds of our directors in office at the time of such approval and recommendation. However, if such transaction has not been so approved and recommended by at least two-thirds of our directors, then the transaction must be approved by the vote of at least 80% of all the votes entitled to be cast on such transaction by each voting group entitled to vote.

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